

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 28, 2007

Mr. Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.,
Calgary, Alberta, Canada T2P 4J8

       Re: **Canadian Natural Resources Limited**
              Form 40-F for the Fiscal Year Ended December 31, 2006
              Filed March 30, 2007
              Response Letter Dated August 14, 2007
              File No. 333-12138

Dear Mr. Proll:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Accounting Policies

(D) Property, Plant and Equipment

1.   We note your response to our prior comment number one that indicates you have capitalized drilling and related costs to develop your mine plan including the location of the pits and the plant site. Please explain why you believe these costs should be capitalized under U.S. GAAP. Please contact us if you wish to discuss.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief